SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 04, 2013

Date, Time and Place: February 04, 2013, at 06:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo/SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Claudia Karpat; Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass resolutions about the following items: (a) approval of an increase in the Company’s capital stock; (b)  approval of the transfer of up to two hundred million Reais (R$200,000,000.00) from the Company to its controlled company, VRG Linhas Aéreas (“VRG”) by way of advance for future increase of capital of VRG; (c)  granting of guarantee on behalf of the controlled company, in a capital market transaction; and (d)  granting of guarantee from the Company to VRG, in the 5th issue of debentures of VRG, dated June 03, 2011; and (e)  granting of powers to the Board of the Officers. Resolutions made: After the necessary explanations were provided, and after a detailed review of the Financial Statements and other documents referring to the matters of the agenda, the following resolutions were approved by unanimous vote: (a) approval of an increase in the Company’s capital stock, within the limit of the authorized capital, in the amount of one million, eight hundred and eighty-four thousand, eight hundred and one reais and sixty cents (R$ 1,884,801.60), upon issue of one hundred and forty-four thousand, five hundred and forty (144,540) preferred shares, all of them registered and with no face value, arising out of the exercise of a stock purchase option granted under the Company´s Options Plan preceding the current. Accordingly, the Company’s capital stock was increased to two billion, five hundred and one million, five hundred and seventy-three thousand, six hundred and twenty-eight reais and twenty-one cents (R$2,501,573,628.21), represented by one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four (143,858,204) common shares and one hundred and thirty-five million, three thousand, one hundred and twenty-two (135,003,122) preferred shares, all of them registered and with no face value. The shares now issued are identical to the existing shares and, under the terms of the Options Plan, shall be entitled to the same rights attached to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i)  exclusion of the preemptive right of the current shareholders of the Company in the subscription of the new preferred shares was approved, in conformity with the provisions in Article 171, paragraph three, of the Corporations Act; and (ii)  the total issue price was determined as R$1,884,801.60; (b)  approval of the transfer of up to two hundred million Reais (R$200,000,000.00) from the Company to its controlled company, VRG Linhas Aéreas (“VRG”) by way of advance for future increase of capital of VRG – AFAC, which amount shall be capitalized by VRG at the earliest opportunity; (c)  granting of guarantee on behalf of VRG, in financial transactions in the capital market; and (d)  granting of guarantee from the Company to VRG, in the 5th issue of simple, non-convertible, sole series, unsecured debentures, dated June 03, 2011, in which VRG is the issuer, and (e)  by reason of the resolutions passed as per “b”, “c” and “d” above, the Board of Directors authorize the Board of the Officers of the Company to take the necessary actions and execute the necessary documents for the compliance with the foregoing, including to confirm documents that may have been already executed, in connection with the matters of the agenda approved hereby. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

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São Paulo, February 04, 2013.

Constantino de Oliveira Junior Chairman	Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.